FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

30 April 2024
HSBC HOLDINGS PLC
RETIREMENT OF GROUP CHIEF EXECUTIVE

HSBC Holdings plc (the 'Company') today announces that Group Chief Executive, Noel Quinn, has informed the Board of his intention to retire from the Company after nearly five years in the role.

As Group Chief Executive, Mr Quinn has overseen a successful transformation of the Bank. During his tenure, HSBC has delivered record profits and the strongest returns in over a decade. He has successfully simplified and focused the Bank, most recently with the sale of the Canada and Argentina operations and built a leading position on sustainability.

HSBC Group Chairman, Mark Tucker, thanked Mr Quinn for his leadership since taking up the role in 2019 and for his contribution to HSBC since he first joined in 1987.

Mr Tucker said: "The Board would like to pay tribute to Noel's leadership of the Company. Noel has had a long and distinguished 37-year career at the Bank and we are very grateful for his significant contribution to the Group over many years. He has driven our transformation strategy and created a simpler, more focused business that delivers higher returns. The Bank is in a strong position as it enters the next phase of development and growth."

Mr Quinn said: "It has been a privilege to lead HSBC. I never imagined when I started 37 years ago that I would have the honour of becoming Group Chief Executive of this great bank. I am proud of what we have achieved, and it has only been possible because of the talent, dedication, and commitment of the people at HSBC. I want to thank them whole-heartedly and wish them continued success for the next stage of the journey.  After an intense five years, it is now the right time for me to get a better balance between my personal and business life. I intend to pursue a portfolio career going forward."

The Board has begun a formal process to find a successor, considering both internal and external candidates. Mr Quinn will continue as Group Chief Executive during this process to ensure a smooth and orderly transition.

The appendix contains a summary of the terms relating to Mr Quinn's departure from HSBC, which are in line with HSBC's shareholder-approved Directors' Remuneration Policy.

Save as disclosed above and in the appendix, there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited and no matters relating to the retirement of Mr Quinn that need to be brought to the attention of the shareholders of the Company.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Note to editors:

1.    Noel Quinn Career History
03/2020 - present               HSBC, Group Chief Executive, UK
08/2019 - 03/2020              HSBC, Interim Group Chief Executive, UK
2015 - 2019                        HSBC, Chief Executive of Global Commercial Banking, UK
2011 - 2015                        HSBC, Regional Head of CMB, Asia Pacific, Hong Kong
2008 - 2011                        HSBC, Head of CMB, UK
2007 - 2008                        HSBC, Head of Commercial Finance Europe, UK
2004 - 2007                        HSBC, Group Director, Strategy & Development, North America, USA
1987 - 2004                        Various roles in the UK including in Midland Bank and subsidiary businesses

2.    Board of Directors
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

3.    HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,001bn at 31 March 2024, HSBC is one of the world's largest banking and financial services organisations.

Appendix
Mr Quinn will remain Group Chief Executive until such time as his successor starts in role and has agreed to remain available through to the end of his 12-month notice period (which expires on 30 April 2025) (the Retirement Date), to support transition. Consequently, it is expected that he will continue to receive salary, cash allowance in lieu of pension, benefits and fixed pay allowance in the normal way throughout his notice period.

Mr Quinn will be eligible to be considered for an annual incentive award for the 2024 performance year, subject to an assessment of the relevant performance measures and his contribution over the year. Any award would be determined on a pro rata basis to the date his successor starts and will be disclosed in the appropriate directors' remuneration report.

Mr Quinn has been granted Good Leaver status, in accordance with the respective plan rules, in respect of the deferred awards and the LTI awards that he holds that are due to vest after his Retirement Date. His Good Leaver status is conditional upon him not taking up a role with a defined list of competitor financial services firms following his Retirement Date.

As a Good Leaver, his deferred awards will continue to vest and be released on their scheduled vesting dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback). Any vesting of his LTI awards will be pro-rated for the period up to his Retirement Date and will be subject to the relevant terms (including post vesting retention periods, malus and, where applicable, clawback). Any vesting of his LTI awards will be disclosed, as required, in the appropriate directors' remuneration report. Mr Quinn will not be eligible for an LTI award for the 2024 performance year.

In line with the Directors' Remuneration Policy, Mr Quinn will also be entitled to receive medical cover, tax and legal advice for a period of up to seven years from his Retirement Date in relation to services provided to the Company and the Company will make a contribution towards Mr Quinn's legal fees incurred in connection with his retirement arrangements. Mr Quinn will continue to be covered by the Company's D&O insurance and will benefit from an indemnity in respect of third party liabilities.

Mr Quinn will receive no other compensation or payment for the termination of his employment agreement or his ceasing to be a director of the Company or any other Group company.

The above information is provided in compliance with section 430(2B) of the Companies Act 2006.

Media enquiries to:
Heidi Ashley                       +44 (0) 7920 254057         heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 April 2024